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APR 02 2009

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BB 4/16 [illegible]

09040653

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53212 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Natixis Derivatives Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Desmond Kenneally (212) 698-3309
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center (Address) New York (City) (State) 10281 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR - 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## AFFIRMATION

I, Desmond Kenneally, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Natixis Derivatives Inc. as of and for the year ended December 31, 2008 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Desmond Kenneally
Financial Principal

Subscribed to before me on
this 30th day of March, 2009.

Notary Public

GEOVANNA FRAGA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FR6175706
Qualified In New York County
My Commission Expires October 15, 2011

# NATIXIS DERIVATIVES INC.
(SEC I.D. No. 8-53212)

## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2008
## AND
## INDEPENDENT AUDITORS' REPORT
## AND
## SUPPLEMENTAL REPORT ON INTERNAL CONTROL

********

**Filed pursuant to Rule 17a-5(e)(3)**
**under the Securities Exchange Act of 1934 as a**
**PUBLIC DOCUMENT.**

Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

**INDEPENDENT AUDITORS' REPORT**

To the Board of Directors
Natixis Derivatives Inc.

We have audited the accompanying statement of financial condition of Natixis Derivatives Inc. (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-12 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Natixis Derivatives Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 30, 2009

## Natixis Derivatives Inc.
### Statement of Financial Condition
### December 31, 2008
### (In thousands of U.S. dollars, except share data)

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 209 |
| Securities borrowed | | 81,009 |
| Securities owned, at estimated fair value (includes $13,992 of pledged securities at estimated fair value) | | 30,794 |
| Derivative contracts, unrealized gains at estimated fair value | | 249,172 |
| Due from broker-dealer and clearing corporations | | 3,332 |
| Accrued interest receivable | | 224 |
| Deferred taxes, net | | 5,986 |
| Receivables from counterparties | | 9,911 |
| Other assets | | 13 |
| **Total assets** | $ | 380,650 |
| **Liabilities and Stockholder's Equity** | | |
| *Liabilities* | | |
| Borrowings from an affiliate, net | $ | 136,307 |
| Securities loaned | | 13,992 |
| Securities sold, but not yet purchased, at estimated fair value | | 62,755 |
| Derivative contracts, unrealized losses at estimated fair value | | 6,086 |
| Accrued interest payable | | 23 |
| Payables to counterparties | | 17,843 |
| Other liabilities | | 85 |
| *Total liabilities* | | 237,091 |
| Liabilities subordinated to claims of general creditors | | 120,000 |
| *Stockholder's equity* | | |
| Preferred stock, $0.01 par value, 1,000 shares authorized, no shares issued or outstanding | | - |
| Common stock, $0.01 par value; 9,000 shares authorized, 300 shares issued and outstanding | | - |
| Additional paid-in capital | | 45,812 |
| Accumulated deficit | | (22,253) |
| *Total stockholder's equity* | | 23,559 |
| **Total liabilities and stockholder's equity** | $ | 380,650 |

*The accompanying notes are an integral part of this statement of financial condition.*

## 1. Business and Organization

Natixis Derivatives Inc. (the "Company"), a Delaware corporation is registered with the Securities and Exchange Commission ("SEC") as an over-the-counter ("OTC") derivatives dealer, as defined by SEC Rule 3b-13, whose business consists of eligible OTC derivative instruments, together with related cash and portfolio management activities. The Company is a wholly-owned subsidiary of Natixis North America Inc. ("NNA").

Prior to becoming an NNA wholly-owned subsidiary, the Company was a wholly-owned subsidiary of Natixis Capital Markets Inc. ("NCM"). Effective December 31, 2008, NCM was dissolved into NNA. NNA is a wholly-owned subsidiary of Natixis ("Natixis Paris"), an entity incorporated in Paris, France, which was formed in 2006. Natixis Paris is jointly owned by Groupe Banque Populaire ("GBP") and Caisse Nationale des Caisses d'Epargne ("CNCE"). NNA, along with other affiliates, comprise Natixis Paris Corporate and Investment Banking activities in the United States.

## 2. Summary of Significant Accounting Policies

**Basis of financial information**
The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. This financial statement is stated in U.S. Dollars.

**Use of estimates**
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates. Significant estimates generally include the valuation of derivative financial instruments, securities owned and securities sold but not yet purchased.

**Cash and cash equivalents**
The Company considers highly liquid debt instruments purchased and not held for resale, with an original or remaining maturity of three months or less at the date of purchase, to be cash equivalents. Amounts placed with affiliates are not considered cash and cash equivalents. At December 31, 2008, all cash balances were held at major U.S. financial institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

**Securities owned, at estimated fair value and securities sold, but not yet purchased, at estimated fair value**
The purchases and sales of securities owned and securities sold but not yet purchased are recorded at estimated fair value on trade date in the statement of financial condition. Estimated fair value is generally based on quoted market prices or dealer quotations.

**Derivative contracts and other financial instruments transactions and valuation**
Derivative instruments are recorded at estimated fair value. Derivative instrument transactions are recorded on trade date. Unrealized valuation gains and losses on derivative contracts are reported in derivative contracts, unrealized gains at estimated fair value and derivative contracts, unrealized losses at estimated fair value in the statement of financial condition. Estimated fair value is based

on listed market prices, third party broker-dealer price quotations or the Company's valuation models. To the extent listed or quoted prices are not readily available, estimated fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. OTC derivative instruments are valued using pricing models that consider, among other factors, current and contractual market prices, time value and yield curves and/or volatility factors of the underlying positions, credit, liquidity and other factors, as well as applicable trigger events. Because of the inherent uncertainty of internal models or management's estimate of fair value, the estimated fair value derived may differ significantly from the estimated fair value that would have been used had a ready market existed. These differences could be material.

The Company has identified the valuation of financial instruments as a critical accounting policy due to the complex nature of certain of its products, the degree of judgment required to appropriately value these products and the impact of such valuation on the financial condition. The Company's financial instruments, other than those financial instruments recorded at contracted amounts, can be aggregated in three categories as required by Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*:

*Level 1 - Financial instruments with estimated fair values based on quoted market prices or for which the Company has independent external valuations*

The Company's valuation policy is to use dealer quotations and quoted market prices from securities and derivatives exchanges where they are available and reliable. Financial instruments valued based on quoted market prices are primarily exchange-traded derivatives and listed equities.

*Level 2 - Financial instruments with estimated fair value determined based on internally developed models or methodologies that employ data that are readily observable from objective sources*

The second category consists of financial instruments for which the Company does not receive quoted prices; therefore, models or other methodologies are utilized to value these financial instruments. Such models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors and current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. A degree of subjectivity is required to determine appropriate models or methodologies as well as appropriate underlying assumptions.

This subjectivity makes these valuations inherently less reliable than quoted market prices. Financial instruments in this category include non-exchange-traded derivatives such as certain equity option contracts, interest rate swaps and equity swaps.

*Level 3 - Financial instruments with estimated fair value based on internally developed models or methodologies utilizing significant assumptions or other data that are generally less readily observable from objective sources*

Certain complex financial instruments and other investments have significant data inputs that cannot be validated by reference to readily observable data. These instruments are typically illiquid, long dated or unique in nature and therefore require judgment by the Company who, as a

dealer in many of these instruments, has the appropriate knowledge to estimate data inputs that are less readily observable.

The Company engages in an ongoing internal review of its valuation approach and practices. Typical approaches include valuation comparisons with external sources, comparisons with observed trading, comparisons of key model valuation inputs, independent trade modeling and a variety of other techniques.

**Estimated fair value of financial instruments**
The Company's assets and liabilities are carried at estimated fair value or contracted amounts which the Company believes approximate estimated fair value. Assets which are recorded at contracted amounts approximating estimated fair value consist largely of short-term secured receivables, including securities borrowed and certain other receivables. Similarly, the Company's short-term liabilities such as securities loaned, non-customer payables, liabilities subordinated to claims of general creditors and certain other payables are recorded at contracted amounts approximating estimated fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their estimated fair values are not materially affected by changes in interest rates or market movements.

**Concentrations of credit risk**
The Company clears its equity and listed option transactions through an unaffiliated prime broker. The activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker, other broker-dealers and depositories or banks, are unable to fulfill their contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business on a periodic basis.

**Securities borrowed and securities loaned**
Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender while for securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or excess collateral retrieved, as applicable.

**Due from broker-dealer and clearing corporations**
The balance in due from broker dealer and clearing corporations represents the net margin amount for unsettled transactions and related activities.

**Short term deposits and borrowings**
Short term deposits and borrowings are carried at the principal amount deposited or borrowed plus accrued interest. These amounts are generally transacted with affiliates.

**Income taxes**
Deferred income taxes are computed for the differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by NNA. Amounts receivable or payable with NNA related to the Company's current tax provision are settled periodically through inter-company accounts.

The Company's policy is to evaluate uncertain tax positions based on the estimated likelihood that a tax position will be sustained upon examination. Unrecognized tax benefits are reassessed periodically to determine if a change is needed based on current information. Interest and penalties, to the extent it is deemed probable that they would be asserted, are accrued and included in the unrecognized tax benefits.

## 3. Recent Accounting Pronouncements

Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157")

SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 also nullified the consensus reached in Emerging Issues Task Force ("EITF") No. 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 02-3") which prohibited the recognition of day one gain or loss on derivative contracts and hybrid instruments measured at fair value when the Company cannot verify all of the significant model inputs to observable market data and market transactions.

SFAS 157 requires that a fair value measurement technique includes an adjustment for risks inherent in a particular valuation technique, such as pricing model and/or the risks inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, SFAS 157 prohibits the recognition of "block discounts" for large holding of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of SFAS 157 are applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF 02-3, existing hybrid instruments measured at fair value, and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. The Company adopted SFAS 157 beginning January 1, 2008. The adoption of SFAS 157 had no material effect on the Company's statement of financial condition.

Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Liabilities* ("SFAS 159")

SFAS 159 permits entities to choose to measure eligible items (as defined by SFAS 159) at fair value (the "fair value option"). Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. Upfront costs and fees related to items for which the fair value option is elected, shall be recognized in earnings as incurred and not deferred. The decision about whether to elect fair value option is applied on an instrument by instrument basis, is irrevocable and is applied to the entire instrument. The Company adopted SFAS 159 beginning January 1, 2008. The adoption of SFAS 159 had no effect on the Company's statement of financial condition as there were no financial assets or liabilities for which the fair value option was elected.

As of December 31, 2008 and during the year then ended, the Company did not elect the fair value option for any of its financial assets or liabilities.

Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161") – *an amendment of FASB Statement No. 133* ("SFAS 133")

In March 2008 the FASB issued SFAS 161, *Disclosures about Derivative Instruments and Hedging Activities* which is an amendment of SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS 161 applies to all entities and to all derivative instruments and related hedged items. SFAS 161 requires that an entity discloses how and why the company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and how derivative instruments and related hedged items affect the company's financial position, performance and cash flows.

SFAS 161 requires qualitative disclosures regarding the objectives and strategies for using derivative instruments, quantitative disclosures regarding the fair value amounts on derivative instruments, as well as gains and losses on those respective instruments, and disclosures regarding credit-risk-related contingent features in derivative agreements.

SFAS 161 is effective for fiscal years beginning after November 15, 2008 with early adoption encouraged. SFAS 161 shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied. The Company is assessing what impact, if any, SFAS 161 will have on its statement of financial condition.

Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48")

FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the statement of financial condition.

FASB Staff Position ("FSP") FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* (FSP FIN 48-3")

In December 2008, the FASB issued FSP FIN 48-3 which delayed the implementation of FIN 48 for certain non-public companies until fiscal years beginning after December 15, 2008. The Company has elected to defer the application of FIN 48 and does not expect its adoption to have a material effect on its statement of financial condition.

FSP 140-3 *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions* ("FSP 140-3")

In February 2008, the FASB issued FSP 140-3 which provides guidance on accounting for a transfer of a financial asset and a repurchase financing. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, ("FAS 140"). However, if certain criteria are met, the

initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under FAS 140. FSP 140-3 is effective for financial statements issued for fiscal years beginning after November 15, 2008, and earlier application is not permitted. This FSP shall be applied prospectively to initial transfers and repurchase financings for which the initial transfer is executed on or after the beginning of the fiscal year in which this FSP is initially applied. The Company does not expect the adoption of FSP 140-3 to have material effect on its statement of financial condition.

FSP FAS157- 2, *Effective Date of FASB Statement No. 157* ("FSP FAS 157-2")

In February 2008, the FASB issued FSP FAS 157-2 which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2 defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for items within the scope of this FSP. The Company does not expect the adoption of FSP FAS 157-2 to have a material impact on its statement of financial condition.

FSP FAS157- 3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP FAS 157-3")

In October 2008, the FASB issued FSP FAS 157-3 which clarifies that the application of SFAS 157 in an inactive market depends on facts and circumstances and requires judgment. FSP FAS 157-3 specifies that it is acceptable for management to adjust or replace observable inputs based on their estimates and assumptions when markets are not active or observable inputs are not available. FSP FAS 157-3 became effective upon issuance. The impact of adopting this FSP was not material to the Company's December 31, 2008 statement of financial condition.

**4. Derivative Contracts**

In the normal course of business, the Company enters into transactions involving derivatives with off-balance sheet risk including interest rate swaps, equity swaps and options and futures. These financial instruments are held for proprietary trading purposes and to manage the Company's own exposure to market and interest rate risk.

Futures contracts are standardized exchange-traded agreements which provide for the delayed delivery or receipt of the underlying, in the case physical settlement is required, or cash, when non-physical settlement is required, with the seller agreeing to make delivery at a specified future date, at a specified price or yield. Equity options are either negotiated over-the-counter or are standardized contracts executed on an exchange. An option contract provides the holder the right, but not the obligation, to purchase from or sell to the option writer an underlying financial instrument at a specified price within a specified period of time. As a writer of options, the Company receives a premium for bearing the risk of an unfavorable change in the price of the financial instrument underlying the option. When the Company purchases an option contract, it pays a premium for the right to buy or sell a financial instrument within a specified period of time or on a specific date.

Interest rate and equity swaps are transactions that generally involve the exchange of fixed and floating rate interest rate or equity obligations without the exchange of the underlying principal amounts. Risk arises from the potential inability of exchanges or counterparties to perform under

the terms of the contracts and from changes in securities' values and interest rates. The credit risk associated with futures contracts is limited due to the daily settlement of open contracts with the clearing corporation of the exchange on which the instrument is traded. The Company manages the risk by monitoring the market value of the contracted securities or financial instruments and reviewing the creditworthiness of counterparties.

The Company's exposure to credit risk associated with counterparty nonperformance is generally limited to the estimated fair value of the amounts reflected on the Company's statement of financial condition. The gross notional or contractual amounts of derivative contracts are used to express the volume of these transactions and do not represent the amounts potentially subject to market or credit risk. In addition, management believes the measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration.

At December 31, 2008, the estimated fair value of derivative contracts consisted of the following (in thousands of U.S. dollars):

| | Assets | Liabilities |
|---|---|---|
| Equity options contracts | $ 234,901 | $ 6,086 |
| Interest rate swaps | 2,043 | - |
| Equity swaps | 12,228 | - |
| | $ 249,172 | $ 6,086 |

Included in equity options contracts are listed equity options owned, at estimated fair value, which are pledged to the clearing broker of $70.2 million.

The Company receives securities as collateral in connection with its secured lending activities. These securities may be used to enter into securities lending transactions or to cover short positions. As of December 31, 2008, the estimated fair value of securities received as collateral by the Company that it was permitted to sell or repledge was approximately $81.0 million, of which approximately $62.8 million was used to cover short sales.

In connection with its derivative activities, the Company pledges or receives collateral as required. Collateral received and pledged is recorded gross in the statement of financial condition in payables to counterparties and receivables from counterparties, respectively. At December 31, 2008, the Company received and pledged cash collateral of $7.7 million and $9.9 million, respectively.

In some instances the Company enters into written equity put options that meet the definition of a guarantee under FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34* ("FIN 45"). FIN 45 does not require disclosure about derivative contracts if such contracts may be settled in cash and the Company has no basis to conclude that it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. As of December 31, 2008, these derivatives represent a total notional amount of $74.5 million and a negative fair value of $26.4 million which is recorded in derivative contracts unrealized gains, at estimated fair value on the statement of financial condition.

## 5. Securities Owned, at Estimated Fair Value and Securities Sold, But Not Yet Purchased, at Estimated Fair Value

Securities owned and securities sold, but not yet purchased, consist primarily of equity securities at estimated fair value. The Company's agreement with its clearing broker permits the clearing broker to use the Company's securities owned as collateral for borrowings, for securities sold not yet purchased and related activities. Securities owned may also include securities pledged as collateral for securities lending transactions where the counterparty has the right to sell or repledge the securities.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified equity securities, thereby creating a liability to purchase those securities at current market prices. The Company has recorded these liabilities on the statement of financial condition as of December 31, 2008 at estimated fair value. However, these transactions may result in additional risk if the market price of the securities changes subsequent to December 31, 2008. The Company seeks to limit this risk by holding offsetting securities positions or other financial instruments.

## 6. Fair Value Measurement

In accordance with SFAS 157, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

A review of fair value hierarchy classifications is conducted on an annual basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

The Company's cash instruments and listed options are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices from securities and derivatives exchanges, dealer quotations, or alternative pricing sources with reasonable levels of price transparency. In accordance with SFAS No. 157, the Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market-clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as certain forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within level 2 of the fair value hierarchy when the significant inputs can be corroborated to market evidence.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at estimated fair value on a recurring basis as of December 31, 2008:

| | Fair Value Measurements on a Recurring Basis as of December 31, 2008 (in thousands of U.S. dollars) | | | |
|---|---|---|---|---|
| | **Level 1** | **Level 2** | **Level 3** | **Total** |
| ***Assets:*** | | | | |
| Securities owned, at estimated fair value | $ 30,794 | $ - | $ - | $ 30,794 |
| Derivative contracts, unrealized gains at estimated fair value | 70,192 | 178,980 | - | 249,172 |
| ***Liabilities:*** | | | | |
| Securities sold, but not yet purchased, at estimated fair value | $ 62,755 | $ - | $ - | $ 62,755 |
| Derivative contracts, unrealized losses at estimated fair value | 6,086 | - | - | 6,086 |

## 7. Related Party Transactions

In its normal course of business, the Company executes securities borrowing and lending transactions with Natixis Securities North America Inc. ("NSNA"), an affiliated broker dealer. At December 31, 2008, the amounts outstanding under securities borrowed and securities loaned transactions with NSNA were $70.8 million and $14.0 million, respectively.

The Company enters into short term deposit and borrowing transactions with Natixis Financial Products Inc. ("Natixis FP") which are recorded net in the statement of financial condition. At December 31, 2008, the Company borrowed $327.4 million of overnight loans from Natixis FP. This amount is recorded within borrowings with an affiliate, net, in the statement of financial condition.

In addition to the net short term borrowings with affiliates and in conjunction with a formal netting arrangement between the Company and other subsidiaries of NNA, all receivables and payables including amounts related to current taxes with affiliates are settled on a net basis. At December 31, 2008, the Company recorded net receivables of $191.1 million, all of which is with Natixis FP. This amount is recorded within borrowings with an affiliate, net, in the statement of financial condition.

The Company has a $120.0 million subordinated loan from NNA that has a scheduled maturity date of May 15, 2015 and accrues interest at three-month LIBOR plus 25 basis points. The subordinated loan agreement was amended effective December 31, 2008. Prior to the amendment, the Company's subordinated loan agreement was with NCM in the amount of $120.0 million with a scheduled maturity date of May 15, 2009 and accrued interest at three-month LIBOR plus 25 basis points. In connection with the dissolution of NCM described in Note 1, NNA assumed NCM's role as subordinated loan provider. The Company estimates that the fair value of its subordinated loan approximates its carrying value.

The Company is charged by NNA for a range of support services including credit support, human resources, management, accounting, operations, information systems, office space, legal and other support services. Certain support services are also provided to NNA and its subsidiaries by other affiliates who charge NNA for the services. NNA, in turn, allocates these costs to its subsidiaries. These expenses include salaries, bonuses, and the cost of employee benefit plans and the employee incentive plan noted below.

The Company and Natixis Paris entered into a financial guarantee agreement dated October 15, 2007 whereby all of the Company's market obligations are fully guaranteed by Natixis Paris.

In December 2008, the Company received a $15 million capital contribution from its then parent, NCM, which has been recorded in additional paid-in capital within the statement of financial condition.

## 8. Employee Benefit Plans and Employee Incentive Plan

The Company's employees participate in a 401(k) plan sponsored by NNA. Participation commences at the beginning of the first quarter following the completion of three months of service. The Company matches 50% of employees' contributions up to the maximum amount permitted by the Internal Revenue Code with the matching portion vesting in equal amounts over a three-year period.

The Company's employees also participate in a noncontributory qualified defined benefit pension plan sponsored by NNA. NNA's defined benefit pension plan does not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates.

Certain employees of the Company participate in the Long Term Incentive ("LTI") plan. This plan provides for grants of units, the value of which is derived in accordance with the LTI plan documents. The cost of the LTI plan is accrued by the Company over the three year vesting period of the units.

## 9. Income Taxes

At December 31, 2008, the significant components of the Company's net deferred tax assets are set forth below (in thousands of U.S. dollars):

| | |
|---|---|
| Deferred tax assets | |
| Net operating losses | $ 5,895 |
| Other | 91 |
| Gross deferred tax assets before valuation allowance | 5,986 |
| Valuation allowance | - |
| Deferred taxes, net | $ 5,986 |

The Company has recorded a receivable from NNA of $0.4 million related to current taxes which is included in Borrowings from an affiliate, net in the accompanying statement of financial condition.

At December 31, 2008, the Company has federal net operating losses carried forward of approximately $14.8 million, which will expire as follows: $5.0 million in 2027 and $9.8 million in

2028. At December 31, 2008, the Company has state net operating losses carried forward of approximately $16.4 million, which will expire as follows: $5.7 million in 2027 and $10.7 million in 2028.

The Company has not recorded a valuation allowance against the deferred tax assets as it is more likely than not that the NNA consolidated Federal and combined state and local filing groups will have sufficient taxable income in future years to absorb the net operating loss carryforwards.

## 10. Due from broker-dealer and clearing corporations

As of December 31, 2008, amounts due from broker-dealer and clearing corporations consist of the following:

| | (In thousands of U.S. dollars) |
|---|---|
| Cash margin deposits | $ 1,386 |
| Net trade date accrual | 1,946 |
| | $ 3,332 |

## 11. Regulatory Requirements

The Company is a registered U.S. broker-dealer, which is subject to the SEC's Uniform Net Capital Rule, and has been granted permission by the SEC to compute its regulatory net capital in accordance with Appendix F of that rule. Under this method, the Company's required minimum net capital is $20.0 million under Rule 15c3-1. As of December 31, 2008, the Company had regulatory net capital, as defined, of $129.4 million, which exceeded the minimum net capital requirement, as defined, by $109.4 million.

The aforementioned subordinated loan qualifies as equity capital for regulatory purposes. The subordinated loan may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule.

## 12. SEC Rule 15c3-3

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.

## 13. Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet risk in the event the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy

its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

The Company clears all of its securities and listed options transactions through a clearing broker. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with whom it conducts business. During the year ended December 31, 2008, the Company incurred no loss from counterparties non performance.

In the normal course of business, the Company may enter into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the statement of financial condition of the Company at December 31, 2008.

********

**Deloitte.**

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 30, 2009

Natixis Derivatives Inc.
9 West 57th Street
New York, NY 10019

In planning and performing our audit of the financial statements of Natixis Derivatives Inc. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated March 30, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-12(h)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-12(h)(1) in making the periodic computations of net capital under 15c3-1.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-12(h) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-12(h) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP